March 18, 2011

By EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Presidential Life Corporation (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2010

File No. 000-05486

Dear Mr. Rosenberg:

This letter is in response to oral comments issued to the Company by the staff of the Division of Corporation Finance (the “Staff”) during telephone conversations on March 8 and March 14, 2011 in connection with the Staff’s comment letter dated August 26, 2010 to the Company.

We have carefully considered the Staff’s oral comments and provide the following responses:

1.

Staff Oral Comment:

Please revise [financial statements] to record the equity in earnings (loss) on a separate line item on the statements of operations.  Also state either parenthetically, or in a note, the amount of dividends received from the investee.  Refer to Rule 7-04.10 of Regulation S-X.

Company Response:

The Company will break out, as a separate line item on the statement of operations, its equity in earnings (loss) commencing with the financial statements contained in the Company’s Form 10-K for the year ended December 31, 2010.  The company will also state, either parenthetically or in a footnote, the amount of dividends received from the investee.

2.

Staff Oral Comment:

Please refer to your response to Comment 13 of your September 9, 2010 letter.  Your proposed disclosure does not disclose separately for each type of investment the inputs used to determine the fair value of each class of asset or liability as required by ASC 820-10-50-2E as amended by ASU 2010-06.  For example, disclose the inputs used separately for public utilities, corporate bonds, commercial mortgage-backed securities, etc.

Company Response:

The Company will add disclosure to its Fair Value Information footnote in its consolidated financial statements that discloses separately for each type of investment the various inputs used to determine fair value as required by ASC 820-10-50-2E as amended by ASU 2010-06.  The proposed additional disclosure is substantially as follows:

Fixed Maturities

The Company utilizes an independent third-party pricing service to estimate fair value measurements for approximately 98.4% of its fixed maturities.  The majority of the remaining fair value measurements are based on non-binding broker prices  because either quoted market prices or an estimate from the pricing services are unavailable.  The broker prices are based on dealer quotations for recent activity in positions with the same or similar characteristics to that being valued or through consensus pricing of a pricing service.  In general, the Company utilizes one third-party pricing service to obtain the market price of each security and utilizes a secondary pricing service to the extent needed.  The Company performs an analysis on the prices received from third-party security pricing services and independent brokers to ensure that the prices represent a reasonable estimate of the fair value. The Company validates the valuations from its primary pricing source through a variety of procedures that include but are not limited to comparison to additional independent third-party pricing services or brokers, where possible, a review of third-party pricing service methodologies, and comparison of prices to actual trades for specific securities where observable data exists.  The pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications and models which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.  The price developed is an “evaluated price”, representing a “bid”-side valuation for the security as of 3:00 PM on the closing date of the quarterly financial statements.  Additionally, the pricing service uses an Option Adjusted Spread model to develop prepayment and interest rate scenarios for issues that have early redemption features.

The pricing service evaluates each asset class based on relevant market information, relevant credit information, perceived market movements and sector news.  If the pricing service discontinues pricing an investment due to the lack of objectively verifiable data, the Company would be required to produce an estimate of fair value using some of the same methodologies as the pricing service, but would have to make assumptions for market based inputs that are unobservable due to market conditions.

The methodology above is relevant for all fixed maturity securities; following are inputs used in the evaluation process associated with each asset class:

Asset Class	Input

Corporate Bonds (including U.S. Treasury, agencies and public utility bonds)

Trades, Bid Price or Spread, Two-sided markets, Quotes, Benchmark Curves including but not limited to Treasury Benchmarks and Libor and Swap Curves, Discount Rates, Market Data Feeds such as TRACE trade reports, Financial Statements, Trustee Reports.

Municipal Bonds

Trades, Bid Price or Spread, Two-sided markets, Quotes, Benchmark Curves including but not limited to Treasury Benchmarks and Libor and Swap Curves, Market Data Feeds such as MSRB, New Issues, and Trustee Reports.

Commercial Mortgage Backed Securities (CMBS), Asset Backed Securities (ABS), and Collateralized Debt Obligations (CDO).

Trades, Bid Price or Spread, Two-sided markets, Quotes, Benchmark Curves including but not limited to Treasury Benchmarks and Libor and Swap Curves, Discount Rates, Market Data Feeds from commercial vendors, Derivative Indices, Loan Level Information including without limitation loan loss, recovery and default rates, Prepayment Speeds,Trustee Reports, Investor Reports, Servicer Reports.

Collateral Mortgage Obligations (CMO's)

Trades, Bid Price or Spread, Two-sided markets, Quotes, Benchmark Curves including but not limited to Treasury Benchmarks and Libor and Swap Curves, Discount Rates, Market Data Feeds from commercial vendors, Loan Level Information, Prepayment Speeds, Trustee Reports, Investor Reports, Servicer Reports.

The fair value estimates of most fixed maturity investments are based on observable market information rather than market quotes.  Accordingly, the estimates of fair value for such fixed maturities, other than U.S. Treasury securities, provided by the pricing service are included in the amount disclosed in Level 2 of the hierarchy.  The estimated fair value of U.S. Treasury securities are included in the amount disclosed in Level 1 as the estimates are based on unadjusted market prices.

The Company holds privately placed corporate bonds and estimates the fair value of these bonds using an internal matrix that is based on market information regarding interest rates, credit spreads and liquidity.  The underlying source data for calculating the matrix of credit spreads relative to the U.S. Treasury curve are the Merrill Lynch U.S. Corporate Index and the Merrill Lynch High Yield BB Rated Index.  The Company includes the fair value estimates of these corporate bonds in Level 2 since all significant inputs are market observable.

The Company holds privately placed securities and estimates the fair value of these bonds using either an internal matrix that is based on market information regarding interest rates, credit spreads and liquidity or a discounted cash flow model.  The Company includes the fair value estimates of these securities in Level 3.

Equities

For public common and preferred stocks, the Company receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.  When current market quotes in active markets are unavailable for certain non-redeemable preferred stocks held by the Company, the Company receives an estimate of fair value from the pricing service that provides fair value estimates for the Company’s fixed maturities. The service utilizes some of the same methodologies to price the non-redeemable preferred stocks as it does for the fixed maturities. The Company includes the estimate in the amount disclosed in Level 2.

Limited Partnerships

The Company initially estimates the fair value of investments in certain limited partnerships by reference to the transaction price. Subsequently, the Company generally obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments (as permitted by ASU 2009-12), the financial statements of which are generally audited annually. The Company considers observable market data and performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement. The Company includes the fair value estimates of these securities in Level 3.

Derivatives

Valuations are secured monthly from each Counterparty which is a major money center bank for each of the Payor Swaptions owned by the Insurance Company. Factors considered in the valuation include interest rate volatility, decay (remaining life of the Swaption before expiration), delta (duration), gamma (convexity), Swap rates and Swap spreads against U.S. Treasuries. Each dealer has its own proprietary software that evaluates each of these components to determine the Swaption valuation at the end of each month.  The Company also obtains a competing valuation from its financial risk management consultant which uses its own proprietary valuation software. The Company compares the two valuations and generally selects the valuation of the bank, as each Counterparty is responsible for settling for cash with the Company if the Payor Swaption expires with value. All of the factors noted are observable inputs; consequently the Company includes the Swaption Valuations in Level 2.

3.  Additional Staff request for confirmation.  In response to an additional oral request made by the Staff, the Company confirms that it will include in a footnote to its financial statements going forward the quantitative disclosures consistent with paragraphs 6 and 7 of ASC 320-10-50, in those circumstances where a material investment in one or more limited partnerships is in a continuous unrealized loss position for a period of 12 months or longer.

*         *          *

We hope that the foregoing is responsive to the Staff’s comments.  Please direct any further questions or comments you may have to the undersigned at (845) 675-4996.

Sincerely,

/s/ P.B. (Pete) Pheffer

Chief Financial Officer

cc:

Todd Hardiman (via e-mail)

Mary Mast (via e-mail)

Jim Peklenk (via e-mail)

Endnotes

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